GARY B. WOLFF, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@verizon.net

October 15, 2008

Stephen B. Schneer

488 Madison Avenue

New York, New York 10022

Dear Mr. Schneer:

As an officer, director and/or beneficial owner of in excess of 5% of all outstanding common stock of Innocap, Inc. (the “Company”) you have been required to file beneficial ownership reports under Section 13(d) of the Exchange Act which requirement commenced upon the effectiveness of the Company’s Form 10 SB Registration Statement, 60 days from its filing of March 1, 2004, to wit; May 1, 2004.

Similarly, if you are or were an officer of the Company, you are required to file reports under Section 16(a) of the Exchange Act.

Accordingly, as it appears that these reports have not been filed, this letter shall serve as your direction to file all reports under Section 13(d) and 16(a) immediately.

All required forms and instructions may be obtained directly from the SEC website: www.sec.gov.

To assist you with respect to the above, we are enclosing a chart indicated certain stockholders stock ownership and dates of acquisition.

By signing this letter the undersigned is providing written confirmation of his understanding that the filing of reports under Sections 13(d) and 16(a) at this late date does not and cannot cure past violations, and the filing does not foreclose the Commission from taking any action in the future.

Please sign the bottom of this letter and return a copy to our office by fax (212) 644-6498.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

/s/ Stephen B. Schneer

Stephen B. Schneer